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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One):      [ ] Form 10-K          [ ] Form 11-K            [ ] Form 20-F
                  [X] Form 10-Q          [ ] Form N-SAR

                                                                 ---------------
                                                                 SEC FILE NUMBER
                                                                 333-37081
                                                                 ---------------
For Period Ended:  September 30, 1999
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                                                                 ---------------
                                                                 CUSIP NUMBER
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -------------------------------

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  Read Instruction (on last page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I.  REGISTRANT INFORMATION
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Full Name of Registrant:    Doskocil Manufacturing Company, Inc.
                        --------------------------------------------------------

Former Name if Applicable:  N/A
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Address of Principal Executive Office(Street and Number): 4209 Barnett Boulevard
                                                         -----------------------

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City, State and Zip Code:  Arlington, Texas 76017
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PART II.  RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X] (b) The subject annual report, semi-annual report, transition report on
        Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III.  NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Company has not been able to complete its Report on Form 10-Q. In July 1999 the Company commenced implementation of the Oracle financial, manufacturing and distribution modules. As a result, the Company has experienced some delays in the preparation of financial information. The Company currently anticipates the filing of its annual report on Form 10-Q to occur no later than 5 calendar days following the prescribed due date in accordance with Rule 12b-25.


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PART IV.  OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

       John Casey                                    (817) 467-5116 x1169
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         (Name)                                 (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under
     section 13 or 15(d) of the Securities Exchange
     Act of 1934 or section 30 of the Investment
     Company Act of 1940 during the preceding 12
     months or for such shorter period that the
     registrant was required to file such report(s)
     been filed? If the answer is no, identify report(s).      [X] Yes   [ ] No

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the
     earnings statements to be included in the subject
     report or portion thereof?                                [X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEE ATTACHED "EXHIBIT A."

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                      Doskocil Manufacturing Company, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 15, 1999               By:  /s/ JOHN CASEY
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                                        Name:    John Casey
                                        Title:   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter.

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EXHIBIT A



Doskocil Manufacturing Company, Inc.
Statements of Operations


                                                               Twelve Months Ended
                                                                ($ in thousands)
                                                        ------------------------------
                                                            Sep 30,           Sep 30,
                                                             1999              1998
                                                        -------------    -------------
Net sales                                               $      36,134    $      39,975
Cost of goods sold                                             25,228           22,604
                                                        -------------    -------------

Gross profit                                                   10,906           17,371
Selling, general and administrative expense                    12,642           11,108
                                                        -------------    -------------

Operating income                                               (1,736)           6,263

Other (income) expense:
       Interest expense and other financing costs               4,677            4,122

       Other, net                                                (433)               4
                                                        -------------    -------------
              Total other expense                               4,244            4,126

Income (loss) before income taxes                              (5,980)           2,137

Provision of income taxes                                        --                915
                                                        -------------    -------------
Net (loss) income                                              (5,980)           1,222

Preferred stock dividends                                         229              229
                                                        -------------    -------------

Net (loss) income attributable to common shareholders   $      (6,209)   $         993
                                                        =============    =============

Net (loss) per common share (basic and diluted)         $       (1.98)   $         .32
                                                        =============    =============

Weighted average common shares outstanding                      3,139            3,104
                                                        =============    =============

The Company estimates the above results for the quarter ended September 30, 1999. The Company is currently preforming internal audits on sales and inventory and the above results are, therefore, preliminary and subject to change. If sales and inventory prove to be higher as a result of the sales and inventory audit, the above results would be favorably impacted. The Company plans a physical inventory in the second quarter of fiscal 2000.

NET SALES decreased to $36.1 million in the first quarter of fiscal 2000 from $40.0 million in the same period of fiscal 1999, a decrease of $3.9 million, or 9.8%. The

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decrease was due in part to the planned system implementation with trade sales loaded into the fourth quarter of fiscal 1999. Outside resin sales were also lower.

GROSS PROFIT decreased to $10.9 million for the first quarter of fiscal 2000, down from $17.4 million in the same period of the prior year, a decrease of $6.5 million. As a percentage of sales, gross margin decreased to 30.2% for the first quarter of fiscal 2000 from 43.5% in the comparable period of the prior year. The Company's gross profit in the first quarter of fiscal 2000 was unfavorably affected by lower sales. The Company's gross profit also continues to be negatively affected by higher costs of outside manufacturing and storage, throughput problems and inefficiencies in the plant and warehouse.

SELLING, GENERAL AND ADMINISTRATIVE expenses increased to $12.6 million for the first quarter of fiscal 2000 from $11.1 million in the same period of fiscal 1999, an increase of $1.5 million or 13.5%. The increase was the result of several factors including severance costs, higher legal and accounting costs primarily related to bank negotiations and higher salaries and wages primarily in the distribution center.

EBITDA for the first quarter of fiscal 2000 is currently estimated at $.9 million. This compares to $9.1 million in the same period of fiscal 1999. This decrease is primarily due to the factors discussed above which include lower sales and higher costs related to outside manufacturing and storage, throughput problems and inefficiencies in the plant and warehouse.


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